                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                       CORT BUSINESS SERVICES CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220493-10-0
              -----------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 15, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)




                                  (Page 1 of 7)

CUSIP NO.  220493-10-0                 13D      PAGE    2     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citicorp Venture Capital Ltd.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*                                             WC

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                New York
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                        0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                    5,778,518
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    5,778,518
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              44.1%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*                                        CO

          ---------------------------------------------------------------------

CUSIP NO.  220493-10-0                 13D      PAGE    3     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citibank, N.A.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*                                             OO

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                                 0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                   5,778,518
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   5,778,518
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              44.1%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*                                        BK

          ---------------------------------------------------------------------

CUSIP NO.  220493-10-0                 13D      PAGE    4     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citicorp
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*                                             OO

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                                 0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                   5,778,518
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   5,778,518
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              44.1%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*                                        HC

          ---------------------------------------------------------------------

CUSIP NO.  220493-10-0                 13D      PAGE    5     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citigroup Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*                                             OO

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                             1,400
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                   5,902,708
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   5,902,708
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              45.1%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*                                        HC

          ---------------------------------------------------------------------

               This Amendment No. 3 relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). Amendment No. 3 is being filed due to the deposit by Citicorp Venture Capital Ltd. ("CVC") of 1,428,107 additional shares of Common Stock of the Issuer into a voting trust not controlled by CVC.

Item 4. Purpose of Transaction
------------------------------

     Except as described in the next paragraph, the shares of Common Stock that are the subject of this Statement (together with any prior acquired shares, the "Shares") were acquired by CVC in the ordinary course of business for investment purposes.

     Without connection to the acquisition of the Shares by CVC, various subsidiaries of Citigroup acquired shares of Common Stock of the Issuer for investment purposes, for third party accounts or for mutual funds managed by such subsidiaries, as described in Item 5 below. The Citigroup subsidiaries review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each Citigroup subsidiary may acquire others securities of the Issuer or sell all or a portion of its Common Stock or other securities of the Issuer now owned or hereafter acquired.

     (a) On August 12, 1999, CVC deposited 4,350,411 shares of Common Stock (the "Prior Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards as trustees (the "Prior Trustees"). On November 15, 1999, CVC deposited 1,428,107 additional shares of Common Stock into trust (the "New Trust Shares", together with the Prior Trust Shares the "Trust Shares") and the Prior Trustees resigned as trustees pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 (the "Trust Agreement") between CVC, Robert N. Pokelwaldt as replacement trustee and the Prior Trustees as resigning trustees. CVC retains the right to dispose of the Trust Shares and receive dividends and distributions in respect thereof. The Voting Trust will terminate upon the earliest of the sale of all of the Trust Shares, the conversion of the Trust Shares into non-voting shares of the Issuer, or the tenth anniversary of the Trust Agreement.

     (b) On November 4, 1999, the Issuer terminated the merger agreement dated March 25, 1999, as amended, by and among the Issuer and an investor group.

     (c)-(j) Not Applicable.

Item 5. Interest in Securities of the Issuer:
---------------------------------------------

          (a)-(b) CVC beneficially owns 5,778,518 shares of Common Stock, representing approximately 44.1% of the outstanding shares, of such class as to which it has sole voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 5,778,518 shares of Common Stock, representing approximately 44.1% of the outstanding shares of such class as to which each has sole voting and dispositive powers. Citigroup, through its direct and indirect subsidiaires (including those described in the second paragraph of Item 4) beneficially owns 5,902,708 shares of Common Stock representing approximately 45.1% of the outstanding shares of such class as to which it has sole voting and dispositive powers.

          Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

     On August 12, 1999, CVC deposited 4,350,411 shares of Common Stock (the "Prior Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards as trustees (the "Prior Trustees"). On November 15, 1999, CVC deposited 1,428,107 additional shares of Common Stock into trust (the "New Trust Shares", together with the Prior Trust Shares the "Trust Shares") and the Prior Trustees resigned as trustees pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 (the "Trust Agreement") between CVC, Robert N. Pokelwaldt as replacement trustee and the Prior Trustees as resigning trustees. CVC retains the right to dispose of the Trust Shares and receive dividends and distributions in respect thereof. The Voting Trust will terminate upon the earliest of the sale of all of the Trust Shares, the conversion of the Trust Shares into non-voting shares of the Issuer, or the tenth anniversary of the Trust Agreement.

Item 7. Exhibits
----------------

     1. Amended and Restated Voting Trust Agreement dated as of November 15, 1999, by and among CVC, each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards as resigning trustees, and Robert N. Pokelwaldt, as the replacement trustee.

                                 (Page 6 of 7)

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 1999


                                       CITICORP VENTURE CAPITAL LTD.


                                       By:        /s/ Byron Knief
                                          --------------------------------------
                                               Name:  Byron Knief
                                               Title: Senior Vice President



                                       CITIBANK, N.A.


                                       By:        /s/ Glenn S. Gray
                                          --------------------------------------
                                               Name:  Glenn S. Gray
                                               Title: Assistant Secretary



                                       CITICORP


                                       By:        /s/ Glenn S. Gray
                                          --------------------------------------
                                               Name:  Glenn S. Gray
                                               Title: Assistant Secretary



                                       CITIGROUP INC.


                                       By:        /s/ Glenn S. Gray
                                          --------------------------------------
                                               Name:  Glenn S. Gray
                                               Title: Assistant Secretary




                                 (Page 7 of 7)